Exhibit 99.1

SHANGPHARMA CORPORATION ANNOUNCES SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

SHANGHAI, China, March 20, 2013 – ShangPharma Corporation (NYSE: SHP) (the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced Agreement and Plan of Merger dated December 21, 2012 (the “Merger Agreement”), by and among the Company, ShangPharma Holdings Limited (“Holdings”), ShangPharma Parent Limited (“Parent”) and ShangPharma Merger Sub Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting, approximately 82.6% of such shares were voted in person or by proxy at today’s meeting, with approximately 99.9% of those shares voting in favor of the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and related proposals.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and its American depository shares, each representing eighteen Company ordinary shares, would no longer be listed on the New York Stock Exchange.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. The Company’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning the effects of the Merger on the Company; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600